                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                                   Alcan Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    013716105
                     --------------------------------------
                                 (CUSIP Number)

                                  Ralph Stadler
                            BZ Group Holding Limited
                      Egglirain 24, 8832 Wilen, Switzerland
                                (41) (1) 786-6666
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 29, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No. 013716105

-------------------------------------------------------------------------------------------------------------------
    1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                                       BZ Group Holding Limited
-------------------------------------------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)            (a)    [ ]
                                                                                       (b)    [ ]
-------------------------------------------------------------------------------------------------------------------
    3.  SEC Use Only

-------------------------------------------------------------------------------------------------------------------
    4.  Source of Funds (See Instructions)

                                                  N/A
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    5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]
-------------------------------------------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization

                                              Switzerland
-------------------------------------------------------------------------------------------------------------------
                  7.  Sole Voting Power

                                                              15,768,021
                ---------------------------------------------------------------------------------------------------
Number of         8.  Shared Voting Power
Shares
Beneficially                                                           0
Owned by        ---------------------------------------------------------------------------------------------------
Each              9.  Sole Dispositive Power
Reporting
Person With                                                   15,768,021
                ---------------------------------------------------------------------------------------------------
                 10.  Shared Dispositive Power

                                                                       0
-------------------------------------------------------------------------------------------------------------------
   11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                              15,768,021

   12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                 [ ]

-------------------------------------------------------------------------------------------------------------------
   13.  Percent of Class Represented by Amount in Row (11)

                                                             4.9 percent
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   14.  Type of Reporting Person

                                                     CO
-------------------------------------------------------------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT


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CUSIP No. 013716105


        This statement hereby amends the Schedule 13D filed by BZ Group Holding Limited ("BZ Holding") on October 5, 2000 and amended by Schedule 13D Amendment No. 1 filed on April 17, 2001 and by Schedule 13D Amendment No. 2 filed on October 26, 2001 and by Schedule 13D Amendment No. 3 filed on November 29, 2001 (as amended, the "Schedule 13D"), with respect to the Common Shares, no par value (the "Common Shares"), of Alcan Inc. (the "Company").

Item 5. Interest in Securities of the Issuer

        Item 5 is hereby amended to read as follows:

        (a)-(b)See cover page.

        (c) Since November 27, 2001, BZ Holding engaged in the following transactions with respect to the Common Shares. Each of these transactions was completed on the New York Stock Exchange or the SWX Swiss Exchange.

        DATE          TRANSACTION           AMOUNT           PRICE PER SHARE
        --------------------------------------------------------------------
        11/27/01      Sold                   25,800              $35.90
        11/28/01      Sold                  350,000              $36.07
        11/29/01      Sold                  151,900              $35.98
        11/29/01      Sold                  680,000              $35.65
        12/6/01       Sold                  494,000              $37.00
        12/7/01       Sold                  453,400              $37.70
        12/10/01      Sold                   70,000              $37.10
        1/25/02       Sold                1,074,000              $37.60
        1/28/02       Sold                  568,200              $37.75
        1/29/02       Sold                  339,700              $38.35

        (d) Not Applicable.

        (e) BZ Holding ceased to be a beneficial of more than five percent of the Common Shares on January 29, 2002.


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CUSIP No. 013716105


                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2002

BZ GROUP HOLDING LIMITED,
a Swiss corporation


/s/ Martin Ebner                              /s/ Ralph Stadler
-----------------------------                 -----------------------------
By:  Martin Ebner                             By:  Ralph Stadler
Its: Chairman                                 Its: Secretary and General Counsel


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